United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of December, 2004

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

(If  Yes  is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

CONTENTS
* Press Release  November 30, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano

       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: December 7th, 2004

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, November 30, 2004	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

Gruma, S.A. de C.V. Receives Required Consents and Prices Tender Offer

 in Conjunction with its Tender Offer for its 7.625% Notes Due 2007

Monterrey, N.L., Mexico, November 30, 2004- GRUMA, S.A. de C.V.,(''Gruma'') today announced that, in conjunction with its pending offer to purchase (the "Offer") any and all of its outstanding $250,000,000 aggregate principal amount of 7.625% Notes Due 2007 (the "7.625% Notes") and the related solicitation of consents (the "Consent Solicitation"), it has received the required consents to amend the indenture governing the 7.625% Notes as detailed in the Offer to Purchase and Consent Solicitation Statement, dated November 16, 2004.

As a result of obtaining the required consents, Gruma executed and delivered a supplemental indenture setting forth the amendments. The supplemental indenture provides that the amendments will only become effective when the 7.625% Notes tendered prior to 5:00 p.m. New York City time on November 30, 2004 (the ''Consent Date'') and not validly withdrawn, are purchased by Gruma.

As of the Consent Date, Gruma had received tenders of notes and deliveries of related consents from holders of approximately 80% of the 7.625% Notes outstanding. Those holders who tendered their 7.625% Notes on or prior to the Consent Date will be eligible to receive a total consideration of $1,108.29 per $1,000 principal amount of the 7.625% Notes validly tendered, which includes a consent payment of $20.

Holders who tender their 7.625% Notes after 5:00 p.m. New York City time on the Consent Date but prior to 11:59 p.m. New York City time on December 14, 2004, unless extended or earlier terminated, will be eligible to receive $1,088.29 per $1,000 principal amount of the 7.625% Notes validly tendered. In each case, holders that validly tender their 7.625% Notes will be eligible to receive accrued and unpaid interest up to, but not including, the relevant payment date.

The Offer is subject to, and conditioned upon, Gruma's receipt of financing and other conditions set forth in the Offer to Purchase and Consent Solicitation Statement.

Merrill Lynch & Co. is the Dealer Manager and Solicitation Agent, and Bondholder Communications Group is the Information Agent, in connection with the Offer and Consent Solicitation. Requests for information should be directed to Merrill Lynch & Co. at (212) 449-4914 (call collect) or (888) ML4-TNDR (toll free). Requests for documents should be directed to Bondholder Communications Group at (888) 385-2663 (toll free) or to Bondholder Communications Group's London office at + 44 20 7236 0788. Information regarding the Offer and Consent Solicitation is also available on the internet at www.bondcom.com/gruma.

This press release is not an offer to purchase or the solicitation of an offer to sell with respect to the 7.625% Notes. The offers are being made solely by the Offer to Purchase and Consent Solicitation Statement.

ABOUT GRUMA

Founded in 1949, Gruma is the world's largest corn flour and tortilla producer. Gruma is engaged primarily in the production, marketing, distribution, and sale of corn flour, packaged tortillas, and wheat flour. With leading brands in most of its markets, Gruma operates principally through the following subsidiaries: Gruma Corporation, Gruma's wholly-owned corn flour and tortilla subsidiary in the United States and Europe; Grupo Industrial Maseca, S.A. de C.V. (''Gimsa''), the company's 83%-owned corn flour subsidiary in Mexico; Molinera de Mexico, Gruma's 60%-owned wheat flour subsidiary in Mexico; Gruma Centroamerica LLC, Gruma's wholly-owned corn flour subsidiary with operations in Central America; and Productos y Distribuidora Azteca, S.A. de C.V. (Prodisa), Gruma's wholly owned packaged tortilla subsidiary in Northern Mexico. Gruma also produces corn flour and wheat flour in Venezuela through Monaca, a 95%-owned subsidiary, and Demaseca, a 50%-owned subsidiary. Headquartered in Monterrey, Mexico, Gruma has 15,100 employees and 76 plants and, for the year ended December 31, 2003, had net sales of approximately US$2.0 billon, of which 49% came from Gruma's operations in the United States and Europe. For more information, visit www.gruma.com.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this release, certain of the matters discussed in this release may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as "anticipate," "estimate," "expect," "project," "believe" and similar expressions generally identify a forward-looking statement. Although we believe that our plans, intentions and expectations as reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. Actual results could differ materially from the forward-looking statements as a result of risks, uncertainties and other factors. These risks, uncertainties and factors include: general economic and business conditions, including changes in the Mexican peso/U.S. dollar exchange rate, the Venezuelan bolivar/U.S. dollar exchange rate, and conditions that affect the price of corn and wheat; potential changes in demand for our products; price and product competition; and other general economic factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this release. Gruma disclaims any duty to update any forward-looking statements.